

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Charles Sulerzyski
President and Chief Executive Officer
Peoples Bancorp Inc.
138 Putnam Street
Marietta, OH 45750

      Re: Peoples Bancorp Inc.
           Registration Statement on Form S-4
           Filed May 12, 2021
           File No. 333-256040

Dear Mr. Sulerzyski:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin at 202-551-3552 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance